Exhibit 12.1

GREENLIGHT CAPITAL RE, LTD.

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
	(US$ thousands)
Earnings: Income before income taxes and non-controlling interest	69,027	8,813	94,778	211,808	(122,067)	35,325
Add: fixed charges	5,383	20,504	11,309	7,628	13,945	3,955

Earnings available for fixed charges	74,410	29,317	106,087	219,436	(108,122)	39,280

Fixed charges:
Assumed interest component of rent expense (1)	37	98	95	179	32	30
Interest expense	5,346	20,406	11,214	7,449	13,913	3,925

Total fixed charges	5,383	20,504	11,309	7,628	13,945	3,955

Preferred share dividends	—	—	—	—	—	—

Total fixed charges and preferred share dividends	5,383	20,504	11,309	7,628	13,945	3,955

Ratio of earnings to fixed charges	13.82	1.43	9.38	28.77	-7.75	9.93

Ratio of earnings to fixed charges and preferred share dividends	13.82	1.43	9.38	28.77	-7.75	9.93

Deficiency of earnings to fixed charges					94,178

(1)	33.3% of rental expense represents a reasonable approximation of the interest factor